TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS THIRD QUARTER 2021 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the management discussion and analysis ("MD&A") and unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2021.

HIGHLIGHTS:

• Attributable production of 448,000 ounces YTD 2021

• Mine-site free cash flow of $121.6 million and adjusted EBITDA of $265.7 million YTD 2021

• Q3 2021 adjusted net loss of $20.1 million or $0.04 per share attributable to equity holders

• Total available liquidity of $1.2 billion, including $748.3 million in cash and equivalents

• Côté Gold 36% complete; project remains on track for commercial production in H2-2023

• Commitment to achieve net negative GHG emissions by no later than by 2050

Toronto, Ontario, November 3, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reports its consolidated financial and operating results for the three and nine months ended September 30, 2021. Preliminary operating results for the third quarter of 2021 were disclosed on October 18, 2021. Key highlights of operating performance and financial results include:

($ millions, except where noted)	Q3 2021	Q2 2021	YTD 2021
Revenues	$294.1	$265.6	$857.1
Gross profit	$6.9	$27.9	$79.0
EBITDA[1]	$19.6	$87.0	$220.5
Adjusted EBITDA[1]	$82.5	$83.0	$265.7
Net earnings (loss) attributable to equity holders	$(75.3)	$(4.5)	$(60.3)
Net earnings (loss) per share attributable to equity holders	$(0.16)	$(0.01)	$(0.13)
Adjusted net earnings (loss) attributable to equity holders[1]	$(20.1)	$(3.6)	$(17.5)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$(0.04)	$(0.01)	$(0.04)
Net cash from operating activities	$78.5	$37.3	$217.5
Net cash from operating activities before changes in working capital[1]	$79.6	$54.9	$217.0
Mine-site free cash flow[1]	$31.9	$1.9	$121.6
Capital expenditures - sustaining	$26.4	$23.9	$64.0
Capital expenditures - expansion	$113.0	$128.4	$330.2

	Q3 2021	Q2 2021	Q1 2021
Cash, cash equivalents and short-term investments	$748.3	$829.8	$967.8
Long-term debt	$466.8	$456.5	$466.7
Available credit facility	$498.3	$498.2	$498.2

1 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

Gordon Stothart, President and CEO of IAMGOLD commented, "The third quarter of 2021 saw improvement in our operating performance supported by the continued strong results at Essakane. Rosebel performed in line with the revised plan. Construction activities at Côté continue to proceed well, reaching 36% project completion at quarter end. First steel installation of the plant building commenced in mid-October, and the project remains on track for commercial production in the second half of 2023."

"A significant exploration milestone was achieved at Gosselin, located immediately to the northeast of Côté Gold. In October we published an initial mineral resources estimate of 3.4 million ounces in indicated and 1.7 million ounces in inferred categories, further enhancing the long-term value and district-scale potential of Côté. As part of our Zero Harm® vision, we were also very pleased to announce our greenhouse gas initiative with a commitment to achieve net negative emissions by no later than 2050."

COMPANY UPDATES

Environmental, Social and Governance

• DARTFR2 and TRIFR2 of 0.38 and 0.74, respectively, YTD 2021 tracking below the global annual targets of 0.51 and 0.85, respectively. Côté Gold surpassed 2.9 million hours and 1,100 days without a lost time injury since October 2018.

• The previously implemented COVID-19 protocols remain in place at our sites.

• At Boto, the Company continued with the implementation of its sustainability strategy, focusing on the improvement of water availability and distribution, sanitation, the fight against malaria with a focus on women and children and the enhancement of local health centers capacities.

• In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The joint project implementation has started with the completion and unveiling of a new basketball court at the City Youth Center in Ouagadougou, Burkina Faso, in October 2021.

• Kevin O'Kane and Dr. Ann K. Masse, Ph.D., were appointed as independent directors of the Company, continuing with our board renewal in accordance with guidelines set out at the beginning of 2021.

• The Company has published its 2020 Sustainability Report in accordance with the Global Reporting Initiative and Sustainability Accounting Standards Board reporting standards.

• The Company separately published its climate change policy committing to achieve net negative emissions by no later than 2050 and net positive biodiversity on a company-wide basis. A more detailed roadmap and interim targets will be published in an upcoming report in late 2022.

• As part of its accountability and reporting framework, IAMGOLD has also committed to report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines, and expects to release its initial TCFD report by the end of 2022.

OPERATING PERFORMANCE AND FINANCIAL POSITION

	Q3 2021	YTD 2021	YTD 2020
Gold production - attributable (000s oz)	153	448	484
Gold sales - attributable (000s oz)	150	438	474
Average realized gold price ($/oz)	$1,787	$1,788	$1,747
Mine-site free cash flow[1] ($ million)	$31.9	$121.6	$145.5

1 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

• Mine-site free cash flow totaled $121.6 million for the nine months ended September 30, 2021.

• Cash, cash equivalents and short-term investments totaled $748.3 million and available liquidity totaled $1.2 billion at September 30, 2021, including $498.3 million available under the Company's secured revolving credit facility.

• On October 29, 2021, Moody's Investors Service downgraded the Company's long-term corporate credit rating to B2 from B1 with a stable outlook.

OPERATIONS AND PROJECTS

Essakane District, Burkina Faso - Essakane Mine (IAMGOLD interest - 90%)1

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t)	3,908	3,559	4,282	11,902	12,052
Waste mined (000s t)	11,335	11,730	10,334	33,502	29,663
Material mined (000s t) - total	15,243	15,289	14,616	45,404	41,715
Strip ratio[2]	2.9	3.3	2.4	2.8	2.5
Ore milled (000s t)	3,298	3,169	3,014	9,656	9,173
Head grade (g/t)	1.33	1.44	1.26	1.37	1.12
Recovery (%)	83	81	85	82	88
Gold production (000s oz) - 100%	118	118	104	349	290
Gold production (000s oz) - attributable 90%	106	106	94	314	261
Gold sales (000s oz) - 100%	122	115	112	351	284
Average realized gold price[3] ($/oz)	$1,790	$1,801	$1,906	$1,794	$1,762
Financial Results ($ millions)[1]
Revenue[4]	$217.4	$208.2	$214.1	$629.7	$500.7
Operating costs	(95.5)	(92.3)	(94.6)	(284.5)	(240.3)
Royalties	(10.9)	(10.5)	(10.9)	(31.5)	(25.9)
Cash costs[3]	$(106.4)	$(102.8)	$(105.5)	$(316.0)	$(266.2)
Other mine costs	(5.9)	(6.6)	(12.2)	(19.5)	(27.7)
Cost of sales[4]	$(112.3)	$(109.4)	$(117.7)	$(335.5)	$(293.9)
Sustaining capital expenditures[5]	(11.6)	(11.3)	(6.1)	(28.3)	(20.6)
Other costs[6]	(1.5)	(1.7)	5.7	(4.9)	9.3
All-in sustaining costs[3]	$(125.4)	$(122.4)	$(118.1)	$(368.7)	$(305.2)
Expansion capital expenditures[7]	$(27.2)	$(18.6)	$(16.6)	$(60.3)	$(55.7)
Performance Measures[8]
Cost of sales ($/oz sold)	$925	$947	$1,050	$956	$1,036
Cash costs[3] ($/oz sold)	$878	$890	$941	$901	$938
All-in sustaining costs[3] ($/oz sold)	$1,033	$1,060	$1,054	$1,051	$1,076

1 100% basis, unless otherwise stated.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

4 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

5 Includes sustaining capitalized stripping for the third quarter 2021 of $1.0 million (second quarter 2021 - $nil, third quarter 2020 - $nil) and YTD 2021 of $1.0 million (YTD 2020 - $nil)

6 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.

7 Includes expansion capitalized stripping for the third quarter 2021 of $21.8 million (second quarter 2021 - $12.9 million, third quarter 2020 - $12.6 million) and YTD 2021 of $43.9 million (YTD 2020 - $42.2 million).

8 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Essakane continued to deliver strong results and achieved attributable gold production of 106,000 ounces, in line with the prior quarter, as increased throughput and improved recoveries offset the impact of planned lower grades.

Mining activity of 15.2 million tonnes was in line with the prior quarter. Operational efficiencies continued to be achieved from the modifications to the hauling fleet as noted in the previous quarter, with an increased focus on stripping campaigns in the upper benches. The strip ratio of 2.9 was lower by 12% compared with the prior quarter and higher by 21% compared with the same prior year period.

Mill throughput of 3.3 million tonnes was higher by 4% compared with the prior quarter and higher by 9% compared with Q3 2020, benefiting from the positive results of the mill debottlenecking project as hard rock feed and plant availability exceeded 90%. In-circuit gold inventory reduced during the quarter resulting in higher gold sales when compared with production.

The Company reported on certain security incidents during the quarter and subsequent to the quarter (see news releases dated September 1, 2021, October 29, 2021 and November 1, 2021). The Company continues to assess the security situation and make appropriate precautionary adaptations. Logistics of materials, supplies and gold shipments are being managed and have not been materially impacted to date. However, the Company does note that the security situation has notably deteriorated recently. The Company also continues to engage with the relevant authorities and other partners in Burkina Faso in connection with security in the region around Essakane and its supplies and transportation routes.

The COVID-19 situation at Essakane remains relatively stable. Approximately 60% of the workforce is fully vaccinated.

Outlook

Essakane's 2021 full year production is trending towards the upper end of the 390,000 to 400,000 ounce guidance range. Certain costs pressures are expected to continue, including transportation and security costs.

Bambouk District - Boto Gold Project, Senegal (IAMGOLD interest - 90%)

During the third quarter, planned capital expenditures for 2021 were further lowered from $60 million to approximately $35 million by deferring certain previously planned de-risking activities. The scope for 2021 includes a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment and sustainability programs to promote cohesion with local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value enhancing alternatives for this project in general. Capital expenditures totaled $4.9 million in the third quarter and $27.6 million YTD 2021.

Abitibi District, Canada - Westwood Mine (IAMGOLD interest - 100%)

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t) - underground	31	14	123	45	330
Ore mined (000s t) - other sources	171	273	169	690	389
Ore mined (000s t) - total	202	287	292	735	719
Ore milled (000s t)	220	264	290	711	711
Head grade (g/t) - underground	4.17	4.50	4.66	4.26	5.27
Head grade (g/t) - other sources	0.59	0.74	1.09	0.82	1.06
Head grade (g/t) - total	1.11	0.92	2.64	1.03	3.01
Recovery (%)	92	93	94	93	94
Gold production (000s oz) - 100%	7	8	23	22	65
Gold sales (000s oz) - 100%	7	7	23	22	66
Average realized gold price[1] ($/oz)	$1,779	$1,810	$1,913	$1,790	$1,749
Financial Results ($ millions)
Revenue[2]	$12.7	$12.2	$44.8	$39.4	$116.8
Cash costs[1]	$(24.6)	$(13.8)	$(28.5)	$(47.5)	$(73.6)
Other mine costs	(0.1)	(0.3)	(3.6)	(0.6)	(5.1)
Cost of sales[2]	$(24.7)	$(14.1)	$(32.1)	$(48.1)	$(78.7)
Sustaining capital expenditures	(3.8)	(2.1)	(4.7)	(6.3)	(9.6)
Other costs[3]	(0.4)	0.1	1.7	(0.2)	2.5
All-in sustaining costs[1]	$(28.9)	$(16.1)	$(35.1)	$(54.6)	$(85.8)
Expansion capital expenditures	$(0.8)	$(1.2)	$(3.2)	$(2.6)	$(7.6)
Performance Measures[4]
Cost of sales ($/oz sold)	$3,512	$2,100	$1,387	$2,205	$1,197
Cash costs[1] ($/oz sold)	$3,482	$2,056	$1,229	$2,176	$1,119
All-in sustaining costs[1] ($/oz sold)	$4,087	$2,412	$1,515	$2,501	$1,304

1 This is a non-GAAP measure. See "Non-GAAP Performance Measures".

2 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is shown net of depreciation expense.

3 Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

4 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Gold production in the third quarter of 7,000 ounces was 13% lower than in the prior quarter and 70% lower than in Q3 2020. Although underground mine productivity is improving, production continues to be impacted by labour shortages and turnover in addition to the impact of implementing additional safety measures. The Company is using additional training, schedule changes and focused hiring activities to mitigate labour market conditions and productivity rates.

Mill throughput was impacted by lower ore availability and an increase in the ratio of hard rock ore from the Grand Duc pit. Potential solutions to improve processing of the hard rock ore from Grand Duc are being investigated.

The estimated asset retirement obligation for Westwood, including the Doyon closed site, has increased by $52.3 million due to an updated closure plan. Of that total, $11.9 million of the increase relates to Westwood and was accounted for as an increase to Property, plant and equipment and $40.4 million relates to the Doyon closed site and was accounted for as an increase to Other expenses.

The COVID-19 situation continues to be stable. Approximately 19% of the workforce has reported that it is fully vaccinated.

Outlook

Underground development, rehabilitation and mining activities are expected to continue to ramp up in the fourth quarter of 2021 as more mining areas become available in the underground mine. Underground conditions in the West and Central Zones continue to remain under assessment. Based on information currently available, management expects that mining in these zones will resume in the first half of 2022.

The Company is optimizing a short-term three year operating plan that is now expected to be released with the Company's 2022 guidance. In addition, the Company is continuing to evaluate this asset to identify the optimal path forward for the Company and the site workforce.

Côté Gold Project (IAMGOLD interest - 64.75%)

On October 18, 2021, the Company provided a construction progress update at its Côté Gold Project, a tier 1 asset located in Ontario, Canada. Major earthworks, processing plant civil works and waste stripping activities are progressing. The first ore blast was completed in October 2021 and first steel installation for the plant building shell commenced in mid-October. As at September 30, 2021 the project was overall 36% complete and detailed engineering was 85% complete. The project schedule remains on track for commercial production in the second half of 2023.

Concurrently with the construction progress update, the Company reported an initial mineral resources estimate for the Gosselin deposit, located immediately to the northeast of the Côté Gold deposit. The Company intends to file a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2021 Technical Report") prepared by SLR Consulting (Canada) Ltd. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), including a description of the Gosselin deposit mineral resources estimate, by December 2, 2021. When filed with applicable securities regulatory authorities, the new 2021 Technical Report will be the current NI 43-101 technical report on Côté Gold and will replace prior filed technical reports.

The project operating metrics, outlined in the 2021 Technical Report, remain similar as previously announced in the Company's July 21, 2020 news release. Cash costs and all-in-sustaining costs per ounce of gold sold have been estimated to increase to an average of approximately $659 and $802 per gold ounce sold, respectively, over the life-of-mine primarily due to the impact of recent inflation, including on operating consumables. The Company's remaining 70% share of Côté Gold project costs estimated from October 1, 2021 onwards is estimated at approximately $860 million to $910 million. Incurred and expended costs at Côté Gold are summarized in the table below:

	Q3 2021	YTD 2021	YTD 2020
Capital expenditures[1] ($ millions)	$67.3	$200.4	$14.4
Non-capital costs	4.3	11.3	0.1
Expended costs	71.6	211.7	14.5
Working capital adjustment[2]	51.1	80.6	3.3
Incurred costs	$122.7	$292.3	$17.8

1 Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs. Capital expenditures include the positive impact of certain off-setting credits including realized derivative gains of $4.3 million in the third quarter and $11.4 million in the first nine months of 2021.

2 Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset with an increase in sales taxes.

Rosebel District, Suriname - Rosebel Mine (IAMGOLD interest - 95%)1

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined[2] (000s t)	1,432	1,102	923	3,781	5,045
Waste mined[2] (000s t)	9,703	6,956	2,429	25,569	24,227
Material mined[2] (000s t) - total	11,135	8,058	3,352	29,350	29,272
Strip ratio[2,3]	6.8	6.3	2.6	6.8	4.8
Ore milled (000s t) - Rosebel	1,719	1,412	1,774	4,771	6,668
Ore milled[2] (000s t) - Saramacca	956	803	544	2,667	989
Ore milled[2] (000s t) - total	2,675	2,215	2,318	7,438	7,657
Head grade[2,4] (g/t)	0.68	0.52	0.79	0.67	0.79
Recovery[2] (%)	82	83	88	84	92
Gold production[2] (000s oz) - 100%	47	31	51	135	177
Gold production (000s oz) - owner operator	42	27	45	118	166
Gold production (000s oz) - attributable 95%	40	25	42	112	158
Gold sales (000s oz) - 100%	36	25	40	106	161
Average realized gold price[5] ($/oz)	$1,779	$1,793	$1,910	$1,770	$1,719
Financial Results ($ millions)[1]
Revenue[6]	$64.0	$45.2	$76.2	$188.0	$276.7
Operating costs	$(59.5)	$(40.4)	$(32.6)	$(150.0)	$(146.5)
Royalties	(5.1)	(3.9)	(5.3)	(14.5)	(17.0)
Cash costs[5,7]	$(64.6)	$(44.3)	$(37.9)	$(164.5)	$(163.5)
Other mine costs	(0.5)	(0.2)	(4.0)	(1.2)	(4.7)
Cost of sales[6]	$(65.1)	$(44.5)	$(41.9)	$(165.7)	$(168.2)
Sustaining capital expenditures	(10.8)	(10.5)	(5.5)	(28.9)	(21.2)
Other costs[8]	(1.6)	(1.4)	0.7	(4.6)	(2.8)
All-in sustaining costs[5]	$(77.5)	$(56.4)	$(46.7)	$(199.2)	$(192.2)
Expansion capital expenditures[9]	$(12.8)	$(15.7)	$(5.8)	$(39.3)	$(26.2)
Performance Measures[10]
Cost of sales ($/oz sold)	$1,808	$1,767	$1,049	$1,559	$1,045
Cash costs[5] ($/oz sold)	$1,796	$1,755	$952	$1,548	$1,016
All-in sustaining costs[5] ($/oz sold)	$2,156	$2,237	$1,164	$1,875	$1,194

1 Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the consolidated interim financial statements, unless otherwise stated.

2 Includes Saramacca at 100%.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Includes head grade / tonne for the third quarter 2021 related to the Rosebel concession of 0.64 g/t and the Saramacca concession of 0.76 g/t (second quarter 2021 - 0.48 g/t and 0.58 g/t respectively, third quarter 2020 - 0.58 g/t and 1.46 g/t, respectively) and YTD 2021 of 0.58 g/t and 0.82 g/t respectively (YTD 2020 - 0.69 g/t and 1.43 g/t, respectively).

5 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

6 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

7 Cash costs includes by-product credit.

8 Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

9 Includes expansion capitalized stripping for the third quarter 2021 of $8.4 million (second quarter 2021 - $7.6 million, third quarter 2020 - $0.9 million) and YTD 2021 of $23.3 million (YTD 2020 - $7.6 million).

10 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Rosebel achieved attributable gold production of 40,000 ounces in the third quarter, 60% higher than in the prior quarter and 5% lower than in Q3 2020.

The situation in Suriname and at site relating to COVID-19 continues to be fragile. Workforce productivity levels have been adversely impacted which has resulted in the overall reduced activity levels at Rosebel throughout the year. The site continues to monitor and implement mitigating measures to reduce the impact. The construction of the additional rooms at the campsite is complete. Approximately 24% of the workforce is now fully vaccinated.

Mine production ramped up during the third quarter 2021 as the pit conditions, after the rainy season, improved. This also allowed access to slightly higher grade ore at the Saramacca deposit and for the ramp up of strategic pushbacks including waste stripping.

The Company continues to collaborate with a government task force and with local communities in an effort to reduce pit intrusions by small scale miners. Intrusions continued throughout the quarter diminishing productivity and restricting access to higher grade ore due to frequent mobilization and demobilization of mining equipment and personnel.

The backlog in maintenance work on the mining fleet and the resulting lower equipment availability and reliability continued to be of concern during the third quarter 2021. Deliveries of new mobile equipment aimed at improving availability have commenced.

During the quarter, Rosebel provided 21% of the mill feed at an average grade of 0.64 g/t and Saramacca provided 36% of the mill feed at an average grade of 0.76 g/t. The remaining 43% mill feed was from low grade long term stockpiles.

Mill performance in the quarter increased and achieved the highest throughput level since the start of the pandemic. The mechanical condition of the gravity and leach/CIP circuits continues to negatively impact recoveries and is resulting in higher than normal levels of in-circuit gold inventory. The project to improve efficiency of the carbon adsorption/desorption circuit is expected to be completed by the end of the year and the resulting increase in recoveries and lower in-circuit gold inventory levels are expected to be realized from 2022 onwards.

The construction of required infrastructure at the Saramacca project, including the facility pad, the sedimentation dams, haul road, and public road crossings, as well as all previously planned activities related to the West Dump rock drains are expected to be completed in the fourth quarter of 2021. Additionally, the dewatering wells, further development of the rock drains and completion of other earthworks activities, including slope remediation and bypass road phase 2, are expected to be completed during 2022.

Outlook

Rosebel's 2021 attributable production guidance is expected to be within the 140,000 to 160,000 ounce guidance range. The adsorption/desorption circuit project is expected to improve recoveries once completed.

The Company has been working on a revised geological model for the Rosebel and Saramacca deposits to support the completion of an updated mineral reserves and resources estimate which is now expected to be released in the first quarter of 2022. Based on currently available information and given the negative impact of certain factors including higher costs, mineral reserves may decrease and mineral resources will likely decrease by more than depletion.

OUTLOOK

Total attributable production for the third quarter totaled 153,000 ounces and 448,000 ounces YTD 2021. Total per-ounce cost of sales, cash costs and all-in sustaining costs per ounce sold are expected within the guidance range updated in July 2021 although pressure on certain costs is expected to continue. These include logistics (as a result of bottlenecks in global shipping and transportation systems), consumables including fuel (as a result of increases in oil and natural gas prices) and shipping containers and spare parts (as a result of an increase in steel prices).

	Actual YTD 2021	Full Year Guidance 2021[1]
Essakane (000s oz)	314	390-400
Rosebel (000s oz)	112	140-160
Westwood (000s oz)	22	35-45
Total attributable production (000s oz)[2]	448	565-605

Cost of sales[2] ($/oz sold)	$1,157	$1,155-$1,190
Cash costs[2,3] ($/oz sold)	$1,114	$1,115- $1,150
All-in sustaining costs[2,3] ($/oz sold)	$1,387	$1,395- $1,435
Depreciation expense ($ millions)	$228.8	$295 - $305
Income taxes paid[4] ($ millions)	$37.9	$45 - $55

1 The full year guidance is based on the following 2021 full year assumptions: average realized gold price of $1,745 per ounce, USDCAD exchange rate of 1.22, EURUSD exchange rate of 1.20 and average crude oil price of $65 per barrel.

2 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

3 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

4 Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

Capital Expenditures1

Total capital expenditures for 2021 at our operations are expected to be lower than the full year guidance of $260 million primarily relating to the timing of spending on various capital improvements. Capital expenditures for Côté Gold for 2021 are expected to be approximately $350 million.

	Actual YTD 2021			Full Year Guidance 2021
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$28.3	$60.3	$88.6	$45	$95	$140
Rosebel[4]	28.9	39.3	68.2	40	60	100
Westwood	6.3	2.6	8.9	15	5	20
	63.5	102.2	165.7	100	160	260
Côté Gold (70%)[5]	-	200.4	200.4	-	430	430
Boto Gold	-	27.6	27.6	-	55	55
Corporate	0.5	-	0.5	-	-	-
Total[6],7,8 (±5%)	$64.0	$330.2	$394.2	$100	$645	$745

1 100% basis, unless otherwise stated.

2 Sustaining capital includes capitalized stripping at Essakane of (i) $1 million YTD 2021, and (ii) $nil for the full year 2021 guidance.

3 Expansion capital includes capitalized stripping of (i) $43.9 million for Essakane and $23.3 million for Rosebel YTD 2021, and (ii) $70 million for Essakane and $30 million for Rosebel for the full year 2021 guidance.

4 Rosebel includes Saramacca at 70%.

5 In addition to the capital expenditures estimated for Côté Gold, the Company expects to spend an additional approximately $15 million in non-capital costs for 2021.

6 Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

7 Capitalized borrowing costs are not included.

8 In addition to the above capital expenditures, $21 million in total principal lease payments are expected.

Exploration

YTD 2021 expenditures for exploration and project studies totaled $36.2 million of which $28.6 million was expensed and $7.6 million was capitalized. Exploration expenditures for 2021 are expected to be lower than the full year guidance of $56 million due to reduced activities.

Conference Call

A conference call will be held on Thursday, November 4, 2021 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the third quarter 2021. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 7829#.

______________________________

End Notes (excluding tables)

1  This is a non-GAAP performance measure. See "Non-GAAP Performance Measures" and in the Company's second quarter Management Discussion and Analysis.

2  DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

3  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains statements which constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements include any statements that do not refer to historical facts and are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements in this news release include, without limitation, those with respect to: construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production; cost of sales; cash costs; all-in sustaining costs; the timing and amount of estimated future production; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's plan to achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; potential sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; and government regulation of mining operations.

Forward-looking statements are based on numerous material factors and assumptions, including, but not limited to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

The Company cautions the reader that forward-looking statements are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different than those that are expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; the volatility of the Company's securities; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; increasing competition and consolidation in the mining sector; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; potential shareholder dilution; potential activist engagements; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

This news release contains non-GAAP financial performance measures, including cash costs per ounce sold ("CC") and all-in sustaining costs per ounce sold ("AISC"), on an attributable basis. Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable ounces of gold sold by mine sites in commercial production to arrive at CC and AISC per ounce sold. The Company believes that the use of CC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. CC and AISC per ounce sold are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS, and are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although the World Gold Council defined an all-in sustaining costs measure in 2013, it is not a regulatory organization, and other companies may calculate this measure differently. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS. For a reconciliation of these measures please refer to the "Non-GAAP Performance Measures" section in the most recent MD&A filed on SEDAR at www.sedar.com.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" as defined by NI 43-101. Mr. MacDougall has read and approved the technical disclosure in this news release.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index3.

For further information please contact:

Graeme Jennings, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 / Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 / Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 / Email: info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx